UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 28, 2019

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863



MARKET RELEASE

Results of the Sibanye-Stillwater Annual General Meeting

Johannesburg, 28 May 2019: Sibanye-Stillwater (JSE: SGL AND NYSE: SBGL) advises shareholders that all resolutions were passed by the requisite majority at the Company's Annual General Meeting (the AGM) held at the Sibanye-Stillwater Gold Academy at 09:00 this morning. In accordance with recommended practice, a poll was conducted on each resolution at the meeting.

The number of shares voted in person or by proxy was 2,014,388,482 representing 89% of Sibanye-Stillwater's 2,379,607,141 total ordinary shares in issue. The resolutions proposed at the AGM and the percentage of shares voted for and against each resolution, as well as those which abstained, are set out below:

Resolution	% of votes for the resolution (1)	% of votes against the resolution (1)	Number of shares voted	% of Shares voted (2)	% of Shares abstained (2)
Ordinary Resolution 1 – Re-appointment of auditors and Designated Individual Partner	99.76	0.24	2,013,700,085	88.64	0.03
Ordinary Resolution 2 – Election of a director: H Kenyon-Slaney	99.73	0.27	2,013,587,431	88.64	0.04
Ordinary Resolution 3 – Re-election of a director: NJ Froneman	98.37	1.63	2,013,613,522	88.64	0.03
Ordinary Resolution 4 – Re-election of a director: NG Nika	97.83	2.17	2,013,577,093	88.64	0.04

Ordinary Resolution 5 – Re-election of a director: SC van der Merwe	98.37	1.63	2,013,530,626	88.63	0.04
Ordinary Resolution 6 – Re-election of a member and Chair of the Audit Committee: KA Rayner	99.73	0.27	2,013,610,842	88.64	0.03
Ordinary Resolution 7 – Election of a member of the Audit Committee: TJ Cumming	99.74	0.26	2,013,604,766	88.64	0.03
Ordinary Resolution 8 – Election of a member of the Audit Committee: SN Danson	99.75	0.25	2,013,454,098	88.63	0.04
Ordinary Resolution 9 – Re-election of a member of the Audit Committee: RP Menell	99.74	0.26	2,013,422,266	88.63	0.04
Ordinary Resolution 10 – Re-election of a member of the Audit Committee: NG Nika	99.74	0.26	2,013,410,700	88.63	0.04
Ordinary Resolution 11 – Re-election of a member of the Audit Committee: SC van der Merwe	99.70	0.30	2,013,421,242	88.63	0.04
Ordinary Resolution 12 – Approval for the issue of authorised but unissued ordinary shares	97.07	2.93	2,012,858,761	88.60	0.07
Ordinary Resolution 13 – Issuing equity securities for cash	76.09	23.91	2,012,621,177	88.59	0.08
Ordinary Resolution 14 – Non-binding advisory vote on Remuneration Policy	96.65	3.35	2,002,329,514	88.39	0.53

Ordinary Resolution 15 – Non-binding advisory vote on Remuneration Implementation Report	76.22	23.78	2,004,604,555	88.49	0.43
Special Resolution 1 – Approval for the remuneration of non-executive directors	99.43	0.57	2,013,210,546	88.62	0.05
Special Resolution 2 – Approval for the Company to grant financial assistance in terms of sections 44 and 45 of the Act	99.55	0.45	2,012,162,181	88.57	0.10
Special Resolution 3 – Approval for the acquisition of the Company's own shares	99.22	0.78	2,013,779,509	88.64	0.78

Notes:
(1) The shares voted disclosed as a percentage in relation to the total number of shares voted at the meeting.
(2) The shares voted or abstained disclosed as a percentage in relation to the total issued share capital.

Contact:
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements, including "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "would", "expect", "can", "unlikely", "could" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, debt position and our ability to reduce debt leverage, plans and objectives of management for future operations, plans to raise capital through streaming arrangements or pipeline financing, our ability to service our Bond Instruments (High Yield Bonds and Convertible Bonds), our ability to achieve steady state production at the Blitz project and the anticipated benefits and synergies of our acquisitions are necessarily estimates reflecting the best judgement of our senior management and involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from

any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group's Annual Integrated Report and Annual Financial Report, published on 2 April 2018, and the Group's Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly

caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 28, 2019

By: /s/ Charl Keyter

Name: Charl Keyter

Title: Chief Financial Officer